UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB Number: . . . . . 3235-0058 Expires: . . . . . . August 31, 2015 Estimated average burden hours per response. . . . . . 2.50
NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-55360

CUSIP NUMBER 74346J106

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

PROPEL MEDIA, INC.

Full Name of Registrant

Former Name if Applicable

525 Washington Blvd, Suite 2620

Address of Principal Executive Office (Street and Number)

Jersey City, New Jersey 07310

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NBSAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Annual Report on Form 10-K of Propel Media, Inc. (the “Company”) for the year ended December 31, 2014 was unable to be completed in time without unreasonable effort and expense to the Company, due to the Company’s recent consummation of its business combination with Kitara Media Corp. (“Kitara”) and Future Ads LLC (“Future Ads”). The business combination was completed on January 28, 2015 through the merger of a wholly owned subsidiary of the Company with and into Kitara, with Kitara surviving the merger, and the contribution to the Company by the members of Future Ads of all of the outstanding membership interests of Future Ads, as a result of which Kitara and Future Ads became wholly owned subsidiaries of the Company, all as more fully described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2015. As a result of the foregoing, the Company was unable to complete all the necessary analyses for, and compile all of the information required to be included in, the Form 10-K within the prescribed time period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert Regular	(201)	539-2200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company was formed in October 2014 and accordingly a comparison to the prior year cannot be made.

PROPEL MEDIA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015	By:	/s/ Robert Regular
Robert Regular, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).